Exhibit 99.65

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

March 8, 2010

TO:
The Alberta Securities Commission, as notice regulator, and to the Ontario Securities Commission, the British Columbia Securities Commission and the Saskatchewan Financial Services Commission (Securities Division)

Sandspring Resources Ltd. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

(Signed) Richard Munson
Chief Executive Officer and Corporate Secretary